

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Linda F. Powers
Principal Financial and Accounting Officer
NORTHWEST BIOTHERAPEUTICS INC
4800 Montgomery Lane, Suite 800
Bethesda , MD 20814

> **Re: NORTHWEST BIOTHERAPEUTICS INC**
> **Form 10-K filed March 1, 2022**
> **File No. 001-35737**

Dear Ms. Powers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences